

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Alan P. Goldberg
K & L Gates LLP
70 West Madison Street
Suite 3100
Chicago, IL 60602-4209   March 7, 2013

      RE: Ivy Credit Opportunities Fund
           File Nos.: 333-186489; 811-22800

Dear Mr. Goldberg:

      We have the following comments on the registration statement on Form N-2 filed on February 6, 2013, by Ivy Credit Opportunities Fund (the "Fund"), to register common shares of the Fund.

General

1. Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

2. Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

Prospectus

3. Cover—The disclosure states that the "notional value of the Fund's investments in derivatives will be included under the 80% policy…" It is the staff's position that only the market value of the derivative instrument may be used for purposes of meeting the 80% policy.

4. Cover—The disclosure states that the "Fund's use of effective leverage will not comprise more than 25% of its Managed Assets." In your response, please explain this 25% limitation is applied. For example, is the 25% figure obtained using the notional value of the instruments providing the "effective leverage?" Depending on the response to this comment, we may have additional comments. In addition, please disclose whether there are limits to the Fund's investments in other derivatives instruments than those providing "effective leverage."

5. Summary—Regulatory Risk—The disclosure in the second paragraph is confusing. The last sentence appears to conflict with the first sentence in that it states that the CFTC has regulatory jurisdiction over transactions involving security-based swap agreements, while the earlier sentence states that "all swaps and security-based swaps are subject to CFTC and SEC

jurisdiction, respectively," which seems to imply that the SEC has jurisdiction over security-based swaps. Please clarify the disclosure.

6. Summary--Equities and Equity-related Securities--The prospectus states that the Fund may invest up to 20% of its Managed Assets in equities and equity-related securities. Please further disclose the Fund's strategy for selecting equity securities.

7. Distributions--The prospectus states, "Certain of the Fund's distributions may be treated as a return of capital for U.S. federal income tax purposes." Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

- Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

- Shareholders should not assume that the source of a distribution from the fund is net profit.

In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

8. Summary of Fund Expenses—In your response, please explain whether acquired fund fees and expenses are included in "Other Expenses."

9. Summary of Fund Expenses--Footnote 4 states, "Represents estimated interest costs of [   ]% associated with the Fund's bank borrowings."   Please explain to the staff whether such numbers are based on leverage bank borrowings in an amount equal to 33 1/3% of Managed Assets.

10. Portfolio Composition—Total Return Swaps—The disclosure states that "the total return swap will be treated as a fixed income corporate credit investment for purposes of the Fund's investment strategy to invest at least 80% of its Managed Assets in such investments." Please clarify the disclosure by stating that the market value of the total return swaps will be used for purposes of calculating the Fund's investments in corporate credit instruments.

11. Portfolio Composition—Credit Default Swaps—Please confirm to the staff that the Fund will set aside liquid assets to cover the full notional value of credit default swaps written by the Fund. In addition, please advise the staff how the Fund will cover credit-linked notes.

12. Investment Policies—Segregation and Cover Requirements—With respect to the Fund's obligation to segregate liquid assets to cover obligations under total return swaps, please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could affect the manner in which the Fund operates, if it does intend to invest in such derivatives contracts.

13. Leverage—The second paragraph states that the Fund may incur effective leverage through derivative instruments including total return swaps, credit default swaps "or other derivative transactions." Please provide a definitive list of the types of derivative transactions contemplated.

14. Leverage—The twelfth paragraph states that the "Fund intends to manage certain of its derivative positions by maintaining an amount of cash or liquid securities in a segregated account equal to the face value of those positions." In your response, please explain the meaning of "face value."

15. Derivatives Risk—Please disclose if there is any limit on the amount of Fund assets that may be invested with any one counterparty.

16. Investment Advisory Agreement--The prospectus states, "The Fund has agreed to pay the Adviser a management fee at an annual rate equal to [   ]% of the average daily value of the Fund's <u>Managed Assets</u>." (Emphasis added.) Page 2 states, "Managed Assets" means the Fund's net assets plus any borrowing for investment purposes, including <u>effective leverage</u> (as defined below) and <u>structural leverage</u> (as defined below)." (Emphasis added.) Page 4 states, "The Fund also may incur leverage through derivative instruments including total return swaps, securities lending arrangements, credit default swaps or other derivative transactions (collectively, "<u>effective leverage</u>")." (Emphasis added.) Page 4 states, "Although the Fund has no current intention to do so, it also may issue preferred shares, debt securities or commercial paper, or enter into similar transactions to add leverage to its portfolio (collectively, together with borrowing money, "<u>structural leverage</u>")." (Emphasis added.)

The Fund's use of such a broad definition of managed assets for purposes of determining the management fee appears to be novel. For purposes of calculating the Management Fee, under what conditions will "Managed Total Assets" ever exceed the 33 1/3% test? Will management fees ever exceed the percentage stated in the fee table because of "covered" securities, and if so, is there an upper limit? If the Fund enters into offsetting transactions or owns positions covering its obligations, the leveraging effect is expected to be minimized or eliminated. Will such transactions have any effect on the management fee? We also believe that using such proposed approach raises certain other investor protection-related concerns. For example, will investors understand the mechanics, consequences and novel nature of how the management fees are calculated? Also, does the adviser have an incentive to manage the Fund differently because of the fee calculation method? Please provide to the staff a copy or draft of the management agreement. As you know, Section 15 of the Investment Company Act of 1940 provides that the management contract must precisely describe all compensation to be paid. The prospectus should also precisely describe the management fee, including listing each type of applicable form of leverage. We may have further comments.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Fund should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

- The Fund is responsible for the accuracy and adequacy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
- The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel